FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                          Report on Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934


                             January 7, 2003


                        VOCALTEC COMMUNICATIONS LTD.
              -----------------------------------------------
              (Translation of Registrant's Name into English)
                              2 Maskit Street
                           Herzliya 46733, Israel
                  ----------------------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                              --------
Attached hereto and incorporated by reference herein is Registrant's Immediate Press Release as follows:

                (i) Release, dated January 7, 2003, entitled "Vocaltec Announces Fourth Quarter Earnings Conference Call and Provides Preliminary Estimate of Fourth Quarter Earnings".

               (ii) Release, dated January 7, 2003, entitled "Deutsche Telekom Orders Additional Equipment from VocalTec for the Continued Expansion of the Jules VoIP Platform".

              (iii) Release, dated January 7, 2003, entitled "Data Access Plans Aggressive Network Expansion in 2003".

                                 SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)

                              By: /s/ Hugo Goldman
                                 ------------------------------
                                 Hugo Goldman
                                 Chief Financial Officer

Dated: January 7, 2003

             VOCALTEC ANNOUNCES FOURTH QUARTER EARNINGS CONFERENCE
            CALL AND PROVIDES PRELIMINARY ESTIMATE OF FOURTH QUARTER
                                    REVENUES

                     Fourth Quarter Earnings Conference Call
                   Wednesday, February 5, 2003 at 8:30 AM (ET)

FORT LEE, New Jersey, January 7, 2003 - On Wednesday, February 5th, 2003, VocalTec Communications Ltd. (Nasdaq: VOCL) will announce fourth quarter earnings. VocalTec's management will host a conference call at 8:30 a.m. (ET) to discuss earnings and corporate activity for the quarter. VocalTec indicated that revenues are expected to be in the range of $2.3 to $2.6 million for the fourth quarter.

"The entire telecom industry experienced a difficult year in 2002 and, as our fourth quarter results indicate, we were no exception," commented, Elon Ganor, chairman and CEO of VocalTec. "However, 2003 is off to a promising start. Based on the multi-million dollar network expansions plans by two of our important customers and our success in reducing our operating expenses, we expect to make significant progress toward reaching breakeven in 2003."

To participate in VocalTec' s quarterly earning conference, please call the following dial-in numbers:
     Within the United States               (800) 450-0821
     International Participants             (612) 332-0820

A digital replay of the conference call will be available for playback from Wednesday, February 5, 2003 at 3:30 p.m. until Wednesday, February 12, 2003 at 11:59 p.m. (ET). The replay may be accessed by dialing:
United  States  (800)475-6701
International  (320) 365-3844
Access Code            669618

To confirm participation or for questions, please contact Carmen Deville, Investor Relations for VocalTec, at telephone 201-228-7000 x 6208 or email: carmen@vocaltec.com

A live webcast of the conference call will also be available. For details, visit VocalTec's website at http://www.vocaltec.com.

                                     o * *

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC, Communication Authority of Thailand (CAT), and Data Access in India, our multi-service solutions are commercially deployed in more than 100 countries, powering 25% of the world's revenue-generating international VoIP minutes.

VocalTec's field-proven solutions support carrier services including international/long distance calling, packet tandem switching and exchange carrier services, as well as hosted global business services including VoIP VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.

Learn more about our products and solutions at www.vocaltec.com.

                                      # # #
NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, fluctuations in market and customer demand, estimated market shares, order fulfillment, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

       Deutsche Telekom Orders Additional Equipment from VocalTec for the
                 Continued Expansion of the Jules VoIP Platform

     Growth in Demand for International VoIP-based Connectivity Results in
                Second Major Equipment Order in Less than a Year

FORT LEE, New Jersey - January 7, 2002 - VocalTec Communications Ltd. (Nasdaq:
VOCL), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, today announced it has finalized a $6.2 million deal for additional equipment and maintenance services with T-Systems International Carrier Sales and Services (ICSS), a unit of Deutsche Telekom AG. VocalTec expects the equipment portion of this deal to be fulfilled by the end of Q1 2003. Add-on commitments, which may total an additional $1.5 million, are expected later this quarter.

"VocalTec's equipment offers us the best quality voice transmission and an increasing range of services that is an absolute requirement as we continue to expand the Jules Platform," said Detlev Diessner, Senior Executive Vice President, T-Systems International Carrier Sales and Services.

The additional purchase of VocalTec equipment represents the second major expansion of T-Systems ICSS' Jules VoIP Platform and reflects an ongoing commitment to meet increasing market demand for wholesale international services. T-Systems ICSS provides its carrier customers with global coverage, full SS7 interconnectivity and guaranteed network quality and reliability. The Jules Platform, which is based on VocalTec's award-winning technology, completed its first major expansion in June 2002, providing greater capacity and a wider range of services for its partner carriers.

"The rising demand for international VoIP-based connectivity and the increase of carrier traffic utilizing VoIP are due in part to T-Systems ICSS' successful operation of its Jules Platform," said Dr. Elon Ganor, CEO and Chairman of VocalTec. "We are proud to be T-Systems ICSS' strategic VoIP partner and support their rapid expansion."

About T-Systems International Carrier Sales & Services

Deutsche Telekom is Europe's largest telecommunications company and one of the leading carriers worldwide - with operations in Europe, the Middle East and Asia, as well as both North and South America. Using the global network platform, T-Systems International Carrier Sales & Services offers innovative customized products and services for network providers, fixed carriers, ISPs and mobile carriers, who are looked after locally via a worldwide sales network. The basis for the comprehensive product portfolio (Voice, Bandwidth, IP) is an ultramodern infrastructure - the Telekom Global Net - which is currently present in 16 countries with 22 PoPs.

For further information, see www.t-systems.com/icss.

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC, Communication Authority of Thailand (CAT), and Data Access in India, our multi-service solutions are commercially deployed in more than 100 countries, powering 25 percent of the world's revenue-generating international VoIP minutes.

VocalTec's field-proven solutions support carrier services including international/long distance calling, packet tandem switching and exchange carrier services, as well as hosted global business services including VoIP VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.

Learn more about our products and solutions at www.vocaltec.com.

                                      # # #
NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, fluctuations in market and customer demand, order fulfillment, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For more information please contact:

Jennie Tinkelman                    Ingrid Simunic, Ph.D.
LNS Communications                  VocalTec Communications, Ltd
Public Relations for VocalTec       Tel: 201-228-7035
Tel: 617-577-9777                   ingrids@vocaltec.com
jennie@LNScom.com


PAGE>


             Data Access Plans Aggressive Network Expansion in 2003
 Strengthens Partnership with VocalTec via Global Framework Agreement to Support
                                 Global Strategy

FORT LEE, New Jersey and NEW DELHI, India - January 7, 2003 - VocalTec Communications Ltd. (Nasdaq: VOCL), and Data Access, Ltd., one of India's leading long distance carriers, announced today that they have finalized a strategic global framework agreement in which Data Access has committed to place purchase orders for VocalTec equipment and related services in the estimated amount of $8 million over the next 15 months. The purchase will provide Data Access with an additional 2.5 billion minutes a year of switching capacity.

Additional VocalTec equipment will be deployed as part of Data Access' major network expansion during 2003. Data Access plans to expand its Points of Presence (POPs) in the United Kingdom and Hong Kong, and to deploy a new POP in New York.

"VocalTec's carrier-class platform has proven its ability to generate revenues and provide fast return on investment," said Siddhartha Ray, CEO of Data Access. "Our partnership with VocalTec, as enhanced through our new global framework agreement, is a key component of our strategy to become a leading international player in the VoIP space."

Data Access' planned expansion will support up to 20 million minutes per day, a significant increase from the network's current capacity of four million minutes per day. Data Access has a total of eight switch centers and network operating centers (NOCs) -- five located within India with overseas centers in New York, London, and Hong Kong. The company has an additional 20 points of interconnect
(POI) to link to other carrier networks.

"VocalTec is fully committed to its strategic partnership with Data Access, which is undoubtedly one of the industry's outstanding success stories," said Dr. Elon Ganor, CEO and Chairman of VocalTec. "Our global framework agreement with Data Access demonstrates the ability of our packet telephony solutions to meet the demands of carriers and service providers in deregulating and global markets."

Using VocalTec's packet tandem switching architecture, Data Access is presently carrying approximately 3.5 million minutes per day of ILD traffic, representing an estimated 30 percent share of total international long distance call traffic in India. This success can be attributed to the carrier-grade network quality and unsurpassed SS7 connectivity of the VocalTec-driven network, as well as the attractive rates offered by Data Access.

Nirvan Group, a provider of professional services for the Indian telecom market, played an instrumental role in facilitating the deal between the parties. "The unprecedented success of Data Access' packet telephony network since ILD deregulation in April 2002 is a testament to the fruitful cooperation between Data Access, VocalTec and Nirvan," noted Rajiv K. Gupta, President and CEO of Nirvan. "We believe that their success will encourage additional Indian carriers to implement packet telephony solutions in the coming year."


About Data Access

Incorporated in 1999, Data Access is one of the first ISP licensees in India to set up its own private internet gateways, thereby ending the monopoly of VSNL in international carrier business in the year 2000. Promoted by SPA
Enterprises Ltd., India, and partnered with PCCW Ltd., Hong Kong, Data Access is maintaining its monopoly-breaking track record in the Indian telecom market by being the first Indian private voice carrier to deliver large scale voice traffic on its own network. The company operates several telecommunications licenses in India, the United Kingdom and the United States for voice, data and broadcasting services.

Data Access is the only Indian carrier network with its own footprint reaching all parts of the world and operating its own network centers in the United States, Europe and Asia Pacific, and servicing not only the Indian consumer but the global telecom consumer through its global clearing house operations in London and New York. Please visit www.dataaccessindia.com for more details.

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC, Communication Authority of Thailand (CAT), and Data Access in India, our multi-service solutions are commercially deployed in more than 100 countries, powering 25% of the world's revenue-generating international VoIP minutes.

VocalTec's field-proven solutions support carrier services including international/long distance calling, packet tandem switching and exchange carrier services, as well as hosted global business services including VoIP VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.

Learn more about our products and solutions at www.vocaltec.com.

                                      # # #
NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, fluctuations in market and customer demand, estimated market shares, order fulfillment, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For questions or further information, please contact:

Indroneel Roy
Positive Communications
New Delhi, India
Tel: 91-11-6602901-3
indroneel@positiveindia.biz

Ingrid Simunic, Ph.D.
VocalTec Communications, Ltd
Tel: 201-228-7035
ingrids@vocaltec.com

Raza Khan
Perfect Relations (PR for Data Access)
Tel: 91-11-24319862-66
New Delhi, India
Email : rkhan@perfectrelations.com

Parag Agarwal
Data Access (India) Ltd
Tel: 91-11-26292289-92
New Delhi, India
Email : paraga@now-india.com

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